UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 001-34463 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

A123 Systems, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

200 West Street
Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Prystash, Chief Financial Officer	(617)	778-5738
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2011, the Registrant’s anticipated revenue is $159.1 million, anticipated net loss is ($257.7) million, anticipated net cash used in operations is ($251.6) million, and anticipated cash and cash equivalents is  $186.9 million.  For the fourth quarter ended December 31, 2011, the Registrant’s anticipated revenue is $40.4 million, anticipated net cash used in operations is ($53.6) million and anticipated net loss is ($85.0) million.  Included in the anticipated net loss for the fourth quarter ended December 31, 2011 was a non-cash fair value impairment charge of $11.6 million to the Registrant’s existing investment in Fisker Automotive, Inc. (Fisker).  The Registrant elected not to participate in Fisker’s subsequent stock financing.  Also included in anticipated net loss are additional warranty charges of $10.6 million related to a joint campaign to repair and update packaging and electronics for one customer program and costs associated with repairing battery packs for a separate, previously announced customer program, and $10.1 million related to greater than anticipated scrap rates in the fourth quarter.  In comparison for the year ended December 31, 2010, the Registrant’s revenue was $97.3 million, net loss was ($152.6) million, net cash used in operations of ($127.8) million, and cash and cash equivalents was $216.8 million.

The increase in anticipated net loss for the year ended December 31, 2011 as compared to the year ended December 31, 2010 is primarily due to the factors noted above as well as low factory utilization as the Registrant significantly increased its manufacturing capacity in Michigan in advance of anticipated demand. This low factory utilization also contributed to significantly reduced gross margins on products sold, as anticipated cost savings related to volume production were not realized.  The increase in anticipated net loss is also due to increased research, development and engineering expenses associated with hiring new employees dedicated to research and development activities. General and administrative expense also increased due to an increase in headcount and legal expenses related to the litigation and eventual settlement of the Hydro-Quebec patent litigation. These expenses were partially offset by the decrease in the Registrant’s production start-up expenses related to the qualification of its production facilities in Michigan.

A123 SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2012	By	/s/ David Prystash
		Name:	David Prystash
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).